UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                 December 30, 2020

  Via E-Mail

  Mark Trevi  o, Esq.
  Sullivan & Cromwell LLP
  125 Broad Street
  New York, NY 10004

           Re:     Collectors Universe, Inc.
                   Schedule TO-T filed December 17, 2020, by Cards Acquisition Inc.
                     and Cards Parent LP
                   SEC File No. 005-59779

  Dear Mr. Trevi  o:

           The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review was limited to the issues identified in our comments below.
  All defined terms have the same meaning as in the Offer to Purchase included as Exhibit
  99(a)(1)(A) to the Schedule TO-T.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO

  1.       Parent GP controls both Parent and Purchaser. The members of Parent
GP are
           Turner and D1 Master Fund. The Cards Entities are indirectly controlled by
           Turner, Sundheim and Cohen. Please explain supplementally why Parent GP, D1
           Master Fund, Turner, Sundheim and Coehn have not been included as a filers on the Schedule TO, or revise to add each as a filer.

  Offer to Purchase

  2. Please revise the first paragraph in section 2 on page 22 to state that you will pay
           for accepted shares promptly instead of    as promptly as
practicable.
 Mark Trevi  o, Esq.
Sullivan & Cromwell LLP
December 30, 2020
Page 2

         We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                            Sincerely,


                                            /s/ Daniel F. Duchovny
                                            Daniel F. Duchovny
                                            Special Counsel
                                            Office of Mergers and Acquisitions